UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RLE NUMBER
8-35658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING O1_10_1_/2_0_1_8 AND ENDING____12/_3_1_/2_0_1_8

(MMIDDIYY) (MMIDDIYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling & Partners Securities, LLC

OFFICIAL USE ONLY
FIRM 1.0. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Avenue

(No. and Street)

Farmington   CT   06032

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO TilIS REPORT
Vincent I. Dowling. Jr. 860.676.7331

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey

(Name - if individual. state last. first. middle name)

280 Trumbull Street 25th Fl   Hartford   CT   06103

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ liC Accountant

☐ countant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMAnON

I, <u>Vincent J, Dowling, Jr.</u>   , swear (or affinn) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the finn of
<u>Dowling & Partners Securities. LLC</u>   , as

of <u>December 31</u>   ,20 <u>18</u>   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

manager
_____

Title

_____
Notary Public

This report ** contains (check all applicable boxes);

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of lncome (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §2IO.l-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (t) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Detennination of Reserve Requirements Pursuant to Rule lSc3-3.
- [ ] (i) Infonnation Relating to the Possession or Control Requirements Under Rule ISc3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule ISc3-l and the Computation for Detennination of the Reserve Requirements Under Exhibit A of Rule lSc3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affinnation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31,2018

Dowling & Partners Securities, LLC
Index
December 31, 2018

TABLE OF CONTENTS

Page(s)



Headquarters
280 Trumbull St
24th Flo')!
Harlford, CT 06103
1eJ; 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2/,
Hamden. CT 06518
Tel; 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.538.3970

Report ofIndependent Registered Public Accounting Firm

To the Management of
Dowling & Partners Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement offinancial condition ofDowling & Partners Securities, LLC (the "Company") as ofDecember 31,2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States ofAmerica.

Basis for Opinion
These fmancial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations ofthe Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards ofthe PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free ofmaterial misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks ofmaterial misstatement ofthe financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Whittlesey PC

Hartford, Connecticut
February 15,2019

This is the first year serving as the Company's auditor.



Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31,2018

Assets

Cash and cash equivalents	$ 12,166,609
Deposits with clearing organization	250,000
Institutional research receivable	478,186
Commissions receivable	11,913
Securities owned, at fair value (Note 3)	8,481,863
Fixed assets (Note 5)	14,723
Other assets	206,253
	$ 21,609,547

Liabilities and Capital

Liabilities

Incentive compensation payable	$ 4,302,324
Accounts payable and accrued expenses	686,793
Securities sold, not yet purchased, at fair value	1,939,150
Distribution payable to Parent Company	1,681,280
Total liabilities	8,609,547
Member's equity	13,000,000
	$ 21,609,547

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). The Company initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and claims exemption from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2) (ii) under the Securities Exchange Act of 1934.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts of cash on hand and amounts due within 90 days from banks or with the Company's clearing broker.

Institutional Research Receivable
The Company earns fees for the sales of institutional research. The delivery of research under these arrangements represents a distinct performance obligation that is satisfied over time. The fees are recorded when fixed and determinable, and a client notifies the Company of their intent to pay pursuant to Section 28 (e) of the Securities and Exchange Act of 1934. Such revenue is recognized over the period in which the performance obligation is satisfied. Cash received from clients before the performance obligation period ends is initially recorded as deferred revenue (a contract liability) in accounts payable and accrued expenses, and is recognized in institutional research revenue ratably over the period in which the related services are rendered. Receivables from contracts with clients are recognized in institutional research receivable when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer but the cash has not been yet received.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material to the financial statements.

Securities Owned
Securities owned and securities sold, but not yet purchased, are recorded at fair value with realized and unrealized gains and losses recorded in the statement of income and consist primarily of marketable corporate common stock and mutual funds.

Note 2 - Summary of Significant Accounting Policies (continued)

Securities Sold, Not Yet Purchased
The Company may sell a security it does not own as part of its trading activity. The Company in "selling short," sells borrowed securities that must at some date be repurchased and returned to the lender. The short sales are secured by the long portfolio and available cash. The Company is obligated to pay the prime broker interest based on the value of the securities sold short and any dividends declared on securities sold short. Securities sold, not yet purchased are recorded at fair value.

Distributions to Parent Company
The Company declares distributions to the Parent Company no less than annually. Such distributions are recorded when declared and recorded as a liability until paid.

Income Taxes
The Company is disregarded as an entity separate from its owner, Dowling & Partners Holdings, LLC, for tax reporting purposes. As a result, Dowling & Partners Holdings, LLC is responsible for reporting the Company's net income and gains or losses and, accordingly, there is no provision for federal or state income taxes reflected in these financial statements.

Recent Accounting Pronouncements

ASU No. 2016-02 - Leases (Topic 842) - The amendments in this ASU require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Accounting by lessors will remain largely unchanged. The guidance was effective for the Company on January 1, 2019. In July 2018, the FASB issued ASU 2018-11, which allows a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented or as a cumulative effect adjustment as of the date of adoption. The adoption of this standard on January 1,2019 did not have an impact on the Company's statement of financial condition.

Note 3 - Securities Owned

Securities owned consist of the following as of December 31, 2018:

Common stock	$ 6,743,660
Stock options	6,450
Mutual Funds	1,731,753
	$ 8,481,863

Securities sold, not yet purchased consist of the following as of December 31, 2018:

Common stock	$ 1,939,150

Note 4 - Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures ("ASC 820")* the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or

liabilities (Levell measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Levell Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These other valuation techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, and estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Some derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instruments. As of and for the year ended December 31, 2018, the Company did not have any financial instruments that were fair valued using present value or otller valuation techniques.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented to do purport to represent the underlying fair value of the securities.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2018 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine fair value:

	Quoted Prices in Active Markets for Identical Assets (Levell)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned, at fair value	$ 8,481,863	$	$
Securities sold, not yet purchased	1,939,150		

During the year ended December 31, 2018 there were no transfers to or from Level 3 or between Level 1 and Level 2 securities. As of December 31, 2018, Levell securities included common stocks and mutual funds. The Company has no financial instruments carried at fair value on a nonrecurring basis.

Note 5 - Fixed Assets

Fixed assets consist of the following at December 31, 2018:

Equipment	$ 447,516
Furniture and fixtures	499,982
Leasehold improvements	28,912
	976,410
Accumulated depreciation	(961,687)
Total fixed assets	$ 14,723

Note 6 - Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2018, uninsured cash and cash equivalent balances aggregated $11,789,022.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company maintains a required deposit of at least $250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2018, the Company has recorded no liabilities with regard to this right.

Note 7 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness, or $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds requirements.

At December 31, 2018, the Company had net capital for regulatory purposes of $10,861,095 and a minimum net capital requirement of $444,175. The ratio of aggregate indebtedness to net capital was .61 to 1 at December 31, 2018.

Note 8 - Exemption from Rule 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(ii).

Note 9 - Related Party Transactions

The Company currently leases office space under cancellable leases from an entity owned by certain of the Parent Company's members.

The Company provides its products to an affiliated entity for a fee determined by the affiliate, of which $242,500 as of December 31, 2018 is included in institutional research receivable in the Company's statement of financial condition.

Note 10 - Commitments & Contingencies

Lease Commitments
The Company leases certain of its offices under cancellable operating leases.

Contingencies
The Company, in its capacity as a broker-dealer, may be subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management does not expect these or other matters to have an effect on the Company's results of operations or financial position.

Note 11 - Subsequent Events

As of February 15, 2019, the date in which the financial statement was available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2018, which requires recognition or disclosure in the financial statement.